trAIned Inc.



ANNUAL REPORT

11 Parkway CTR Ste 100

Pittsburgh, PA 15220

(412) 720-2615

https://gettrained.ai/

This Annual Report is dated April 30, 2025.

BUSINESS

Overview

TRAiNED Inc. (or the "Company") is an AI-powered mortgage automation platform designed to streamline loan processing, reduce costs, and improve efficiency for lenders. By integrating seamlessly with existing Loan Origination Systems (LOS), TRAiNED eliminates costly manual workflows, allowing mortgage originators to scale operations without increasing staff. The Company has secured 15 contracted clients which we believe demonstrates early traction in the mortgage tech space.

Corporate History

TRAiNED was initially organized as Mortgage AI Automation Company, a Delaware corporation on 12/31/2021 and changed its legal name to TRAiNED Inc. on 3/3/2023.

Previous Offerings

Name: Series Seed-1 Preferred Stock

Type of security sold: Equity

Final amount sold: $74,999,986.00

Number of Securities Sold: 511,317

Use of proceeds: Platform development, organizational expenses

Date: June 25, 2023

Offering exemption relied upon: 506(b)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $224,216.91

Number of Securities Sold: 1,180,089

Use of proceeds: Platform development, organizational expenses

Date: December 18, 2023

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE

Final amount sold: $2,330,500.00

Use of proceeds: Platform development, organizational expenses

Date: December 03, 2025

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $6,343 compared to $226,283 in fiscal year 2024. 2023 revenue was based on minimal revenue from testing activities. In the first half of 2024, these activities continued, including some beneficial processing work for one of our beta clients. From August 2024, TRAiNED has started selling to commercial customers. This has led to increased revenues late in 2024, as a share of these new contracted customers completed its implementation and started using the TRAiNED platform for full commercial prices.

Cost of Sales

Cost of Sales for fiscal year 2023 was $9,600 compared to $0 in fiscal year 2024. 2023 cost of sales represented a one-off expense to access particular data associated with paid testing activities. In 2024, there was no cost of sales, as TRAiNED sells services on its homegrown platform, and no customer Success team was in place yet.

Gross Margins

Gross margins for fiscal year 2023 were $(3,257), compared to $211,283 in fiscal year 2024.

Expenses

Expenses for fiscal year 2023 were $913,492 compared to $2,094,529 in fiscal year 2024. During 2024, TRAiNED significantly accelerated the product development efforts, and also started building the team ready for market launch.

Historical results and cash flows:

The Company is currently in the initial production stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because revenues are increasing rapidly. We expect progress to continue throughout 2025 and beyond, as new customers come on stream and start using the TRAiNED service.

Past cash was primarily generated from equity investments. Given that we have proven product market fit and sales traction in the second half of 2024, our goal and forecast is to accelerate the growth of our sales and achieve cash break even by the end of the first quarter of 2026.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $24,954.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Notes Payable - Jonathan Freed

Amount Owed: $622,000.00

Interest Rate: 8.0%

In 2024 and 2023, the Company entered into multiple note agreements with Jonathan Freed, Founder and President, totaling a principal amount of $622,000 at an interest rate of 8% per annum. These notes are unsecured and payable on demand. As of December 31, 2024, and 2023, the outstanding balances were $592,000 and $497,000, respectively.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Gerald Mark Cunningham

Gerald Mark Cunningham's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO

Dates of Service: November, 2024 - Present

Responsibilities: Commercial Strategy and Go To Market Growth

Other business experience in the past three years:

Employer: Sales Boomerang/Mortgage Coach (Now Trust Engine)

Title: Co-Founder

Dates of Service: September, 2017 - December, 2022

Responsibilities: President until 2022 when I left to start as CEO of Trained, Inc

Name: Jonathan C Freed

Jonathan C Freed's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder/President/CPO

Dates of Service: December, 2021 - Present

Responsibilities: I am the visionary and founder of TRAiNED and its products. I mainly work with the development team and our customers to drive product and adoption. Salary: 36,000

Other business experience in the past three years:

Employer: HMA Mortgage

Title: Managing Partner

Dates of Service: October, 2004 - December, 2021

Responsibilities: Responsible for all operations and technology

Other business experience in the past three years:

Employer: TMC Emerging Tech Fund

Title: Operating Partner and Investor

Dates of Service: November, 2020 - Present

Responsibilities: Make funding recomendations for all new technology in the Mortgage Space

Name: Theunis Arend Jan de Jong

Theunis Arend Jan de Jong's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Financial Officer

Dates of Service: January, 2024 - Present

Responsibilities: Manage financial and human resources function, forecasting and business management, develop process structure and teams to support the company's fast growth. Salary: $120,000

Other business experience in the past three years:

Employer: The Strategy Bureau

Title: Consultant

Dates of Service: December, 2013 - Present

Responsibilities: Provide management consulting services

Other business experience in the past three years:

Employer: TrustEngine

Title: Chief Financial Officer

Dates of Service: January, 2022 - March, 2023

Responsibilities: Manage all matters financial, including forecasting, reporting, administration.

Name: Owen Vincent Lee

Owen Vincent Lee's current primary role is with Success Mortgage Partners, Inc.. Owen Vincent Lee currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Member of the Board of Directors

Dates of Service: December, 2021 - Present

Responsibilities: Member of the Board of Directors

Other business experience in the past three years:

Employer: Success Mortgage Partners, Inc.

Title: Chief Executive Officer

Dates of Service: January, 2006 - Present

Responsibilities: Lead the company

Other business experience in the past three years:

Employer: Title Partners LLC

Title: Co-Owner and Managing Member

Dates of Service: January, 2006 - Present

Responsibilities: Assist in recruiting and maintaining large, diversified client base.

Name: Christina Soukhamneut

Christina Soukhamneut's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: August, 2023 - Present

Responsibilities: I sit on the board of directors

Other business experience in the past three years:

Employer: University Federal Credit Union

Title: Chief Lending Officer

Dates of Service: August, 2023 - Present

Responsibilities: Manage all lending operations for mortgage, consumer and business banking.

Other business experience in the past three years:

Employer: Texas Capital Bank

Title: Managing Director, Mortgage Finance

Dates of Service: November, 2022 - August, 2023

Responsibilities: Develop and lead change management, business intelligence, and new product development

Other business experience in the past three years:

Employer: Flagstar Bank

Title: Chief of Staff

Dates of Service: May, 2019 - May, 2022

Responsibilities: Chief of staff to the president of mortgage

Other business experience in the past three years:

Employer: Voxtur

Title: Member board of directors

Dates of Service: June, 2021 - June, 2024

Responsibilities: Board member; Audit committee member

Other business experience in the past three years:

Employer: Somboune Enterprises

Title: Co-Owner

Dates of Service: May, 2013 - Present

Responsibilities: Strategic Consulting

Other business experience in the past three years:

Employer: Blue Haven Vacations

Title: Co-owner

Dates of Service: June, 2021 - Present

Responsibilities: Owner/investor; do not contribute on a daily basis

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Gerald Mark Cunningham

Amount and nature of Beneficial ownership: 1,175,779

Percent of class: 32.59

Title of class: Series Seed-2 Preferred Stock

Stockholder Name: Gerald Mark Cunningham

Amount and nature of Beneficial ownership: 357,724

Percent of class: 32.59

Title of class: Common Stock

Stockholder Name: Jonathan C Freed

Amount and nature of Beneficial ownership: 1,175,780

Percent of class: 32.59

Title of class: Series Seed-1 Preferred Stock

Stockholder Name: Jonathan C Freed

Amount and nature of Beneficial ownership: 344,292

Percent of class: 32.59

Title of class: Series Seed-2 Preferred Stock

Stockholder Name: Jonathan C Freed

Amount and nature of Beneficial ownership: 13,431

Percent of class: 32.59

RELATED PARTY TRANSACTIONS

Name of Entity: Jonathan Freed

Relationship to Company: Director

Nature / amount of interest in the transaction: During the year ended December 31, 2024 and December 31,2023, the Company entered into note payable agreements with Jonathan Freed, Founder and President, for a total principal amount of $662,000.

Material Terms: In 2024 and 2023, the Company entered into multiple note agreements with Jonathan Freed, Founder and President, totaling a principal amount of $622,000 at an interest rate of 8% per annum. These notes are unsecured and payable on demand. As of December 31, 2024, and 2023, the outstanding balances were $592,000 and $497,000, respectively.

OUR SECURITIES

The company has authorized Common Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Convertible Promissory Note Series 2025 - CF, and SAFE.

Common Stock

The amount of security authorized is 10,000,000 with a total of 3,437,254 outstanding.

Voting Rights

One vote per share

Material Rights

The total amount outstanding includes 436,001 shares to be issued pursuant to stock options issued.

Series Seed-1 Preferred Stock

The amount of security authorized is 511,317 with a total of 511,317 outstanding.

Voting Rights

One vote per share

Material Rights

There are no material rights associated with Series Seed-1 Preferred Stock.

Series Seed-2 Preferred Stock

The amount of security authorized is 757,456 with a total of 757,456 outstanding.

Voting Rights

one vote per share

Material Rights

There are no material rights associated with Series Seed-2 Preferred Stock.

Convertible Promissory Note Series 2025 - CF

The security will convert into Common stock and the terms of the Convertible Promissory Note Series 2025 - CF are outlined below:

Amount outstanding: $0.00

Maturity Date: February 28, 2027

Interest Rate: 8.0%

Discount Rate: 20.0%

Valuation Cap: $20,000,000.00

Conversion Trigger: Qualified Financing of $1,000,000 - see material rights below

Material Rights

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Common Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Stock resulting in gross proceeds to the Company of at least 1,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $20,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $20,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes) as soon as reasonably practicable following the Maturity Date.

See the Convertible Promissory Note for complete terms, attached to the Offering Circular as Exhibit F.

SAFE

The security will convert into Safe preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $2,330,500.00

Interest Rate: 0.0%

Discount Rate: 80.0%

Valuation Cap: $15,000,000.00

Conversion Trigger: Equity financing before the termination of the SAFE, non-converting payments upon a Liquidity or Dissolution event

Material Rights

There are no material rights associated with SAFE.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. Some of our products are still in the prototype phase and might never be operational products Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our service. Delays or cost overruns in the development of our service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The convertible promissory notes that an investor is purchasing have no voting rights attached to them. Should the notes convert into equity, the underlying Common Stock has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Convertible Promissory Notes we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. The Convertible Promissory Notes have no rights to vote until the date of maturity Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preference is paid if the amount a holder of Preferred Stock would receive under the liquidation preference is greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our service is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We are an early stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. The Chief Executive Officer does not currently receive a salary for his role with trAIned Gerald Mark Cunningham, the CEO of trAIned Inc. ("trAIned"), does not currently receive a salary for his work at trAIned. He also does not receive a salary or compensation from any other company, although he may receive investment income from companies in which he holds equity. While trAIned's pro forma financial projections include plans to pay Mark a salary of $120,000 annually starting in July 2025 and increasing to $240,000 annually starting in July 2026, no benchmarks have been set yet and no contractual obligation exists regarding such compensation. There is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary, as it may affect long-term commitment or the ability to dedicate full-time attention to the Company.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 30, 2025.

trAIned Inc.

By   /s/ *Gerald Mark Cunningham*

     Name: trAIned Inc.

     Title: CEO

Exhibit A

FINANCIAL STATEMENTS

TRAiNED

TRAiNED, Inc. (the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2024 & 2023

Table of Contents



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: TRAiNED, Inc. Management

We have reviewed the accompanying financial statements of TRAiNED Inc. (the Company) which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
January 30, 2025

TRAiNED INC.
STATEMENT OF FINANCIAL POSITION

	As of December 31,	
	2024	**2023**
ASSETS		
Current Assets:		
Cash and Cash Equivalents	24,954	53,828
Accounts Receivable	35,231	-
Other Current Asset	4,016	3,605
Total Current Assets	64,201	57,432
Non-Current Assets:		
Intangible Assets - Net	973,755	1,363,257
Right-of-Use Asset	290,645	374,951
Total Non-Current Assets	1,264,400	1,738,208
TOTAL ASSETS	1,328,601	1,795,640
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	47,831	11,418
Deferred Revenue	40,200	40,200
Accrued Interest	52,916	-
Payroll Liabilities	4,100	2,467
Note Payable -Related Party	592,000	497,000
Short-Term Lease Liability	84,100	78,905
Loan Payable - Shareholder	-	-
Total Current Liabilities	821,146	629,990
Non-Current Liabilities:		
Notes Payable	-	-
Long-Term Lease Liability	244,957	329,057
Total Non-Current Liabilities	244,957	329,057
TOTAL LIABILITIES	1,066,103	959,047
EQUITY		
Common Stock	30	30
Preferred Stock Series Seed-1	5	5
Preferred Stock Series Seed-2	8	8
Additional Paid-In Capital	3,474,589	3,474,589
Additional Paid-In Capital -Stock Options	13,921	4,570
SAFE Notes	2,030,500	347,500
Accumulated Deficit	(5,256,556)	(2,990,109)
TOTAL EQUITY	262,497	836,593
TOTAL LIABILITIES AND EQUITY	1,328,601	1,795,640

See Accompanying Notes to these Unaudited Financial Statements

TRAiNED INC.
STATEMENT OF OPERATIONS

	Year Ended December 31,	
	2024	**2023**
Revenues		
Service Revenue	226,283	6,343
Cost of Revenue	-	(9,600)
Gross Profit	226,283	(3,257)
Operating Expenses		
Advertising and Marketing	16,380	32,841
Payroll Expense	1,439,496	1,196,715
General and Administrative	469,121	610,723
Professional Fees	30,081	78,188
Operating Lease Expense	98,903	98,903
Depreciation	-	-
Amortization	389,502	389,502
Total Operating Expenses	**2,443,482**	**2,406,871**
Total Loss from Operations	**(2,217,198)**	**(2,410,128)**
Other Income (Expense)		
Interest Expense	(55,498)	-
Other Income	6,053	-
Total Other Income (Expense)	**(49,445)**	**-**
Net Income (Loss)	**(2,266,643)**	**(2,410,128)**

See Accompanying Notes to these Unaudited Financial Statements

TRAiNED INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Preferred Stock Series Seed 1		Preferred Stock Series Seed 2						
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	APIC – Stock Options	SAFE Notes	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/23	3,000,000	30	-	-	-	-	1,499,984	404	-	(575,454)	924,963
Issuance of Common Stock	1,253	.01	-	-	-	-	-	-	-	-	-
Issuance of Preferred Stock	-	-	511,317	5	757,456	8	1,974,606	-	-	-	1,974,619
Stock Options Vested	-	-	-	-	-	-	-	4,166	-	-	4,166
SAFE Notes	-	-	-	-	-	-	-	-	347,500	-	347,500
Prior Period Error	-	-	-	-	-	-	-	-	-	(4,527)	(4,527)
Net Income (Loss)	-	-	-	-	-	-	-	-	-	(2,410,128)	(2,410,128)
Ending Balance 12/31/2023	3,001,253	30	511,317	5	757,456	8	3,474,589	4,570	347,500	(2,990,109)	836,593
Stock Options Vested	-	-	-	-	-	-	-	9,351	-	-	9,351
SAFE Notes	-	-	-	-	-	-	-	-	1,683,000	-	1,683,000
Prior Period Error	-	-	-	-	-	-	-	-	-	197	197
Net Income (Loss)	-	-	-	-	-	-	-	-	-	(2,266,643)	(2,266,643)
Ending Balance 12/31/2024	3,001,253	30	511,317	5	757,456	8	3,474,589	13,921	2,030,500	(5,256,556)	262,497

See Accompanying Notes to these Unaudited Financial Statements

TRAiNED INC.
STATEMENT OF CASH FLOWS

	Year Ended December 31,	
	2024	**2023**
OPERATING ACTIVITIES		
Net Income (Loss)	(2,266,643)	(2,410,128)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Prior Period Error	197	(4,527)
Amortization	389,502	389,502
Accounts Receivable	(35,231)	-
Other Current Asset	(411)	(3,605)
Accounts Payable	36,413	8,952
Accrued Interest	52,916	
Payroll Liabilities	1,633	1,678
Right-of-Use Asset	84,306	81,300
Short-Term Lease Liability	5,195	6,528
Long-Term Lease Liability	(84,100)	(78,905)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	450,419	400,923
Net Cash provided by (used in) Operating Activities	(1,816,224)	(2,009,205)
INVESTING ACTIVITIES		
Net Cash provided by (used by) Investing Activities	-	-
FINANCING ACTIVITIES		
Issuance of Preferred Stock Series 1	-	5
Issuance of Preferred Stock Series 2	-	8
Additional Paid-In Capital	-	1,974,606
Additional Paid-In Capital – Stock Options	9,351	4,166
Notes Payable – Related Party	95,000	497,000
SAFE Notes	1,683,000	347,500
Loan Payable – Shareholder	-	(675,000)
Note Payable	-	(160,000)
Net Cash provided by (used in) Financing Activities	1,787,351	1,988,285
Cash at the beginning of period	53,828	74,748
Net Cash increase (decrease) for period	(28,873)	(20,920)
Cash at end of period	**24,954**	**53,828**

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

TRAiNED, Inc. ("the Company") was formed in Delaware on December 13, 2021, as Mortgage AI Automation Company, Inc. and later changed its name to TRAiNED, Inc. under the same entity/EIN. The company generates revenue through a SaaS platform that leverages AI technology and integrates with Loan Origination Systems (LOSs) to analyze, register, and verify documents in the mortgage application process for Mortgage Originators. The company's headquarters is located in Pittsburgh, Pennsylvania, and its customers are, and will continue to be, based in the United States.

The company plans to conduct a crowdfunding campaign under Regulation CF in 2025 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses for the past two years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $24,954 and $53,828 in cash and cash equivalents as of December 31, 2024 and December 31, 2023, respectively.

Accounts Receivable

Trade receivables from customers represent uncollateralized obligations arising under normal trade terms. Invoices are issued on the last day of each month based on the number of loans closed during that month, with a standard payment term of 15 days. Invoices for implementation fees are issued upon signing a Master Services Agreement (MSA) and are due upon receipt. A portion of the implementation fee (50% in 2024) is credited to the customer's account upon successful and timely integration and can be applied to future invoices for document processing. This credit is recorded through a credit note issued after full payment of the implementation fee. Upon completion of the implementation, the credit note is applied to the customer's account or voided if the integration is not completed.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. As of December 31, 2024, the Company does not deem an allowance necessary.

As of December 31, 2024, the accounts receivable amounts to $35,231.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

Revenue Stream 1 – Document Processing:

The Company generates revenue by providing access to an integrated Mortgage Application document processing and verification service through its Loan Origination System (LOS). Its primary performance obligation is to enable customers to electronically submit, process, and verify documents as specified in their subscription package and feature set over a subscription period of 12 months or longer. Revenue is charged as a fee per closed loan, based on the number of loans closed by the customer during a given period. The volume of documents processed does not drive revenue; rather, it is determined by platform access and the customer's commercial performance. Invoices are issued on the last day of each month to account for the closed loans, with a standard payment term of 15 days.

Revenue Stream 2 – Implementation and Integration Services:

The Company also generates revenue by implementing and integrating its services with customers' Loan Origination Systems (LOS). Invoices for implementation fees are issued upon signing a Master Services Agreement (MSA) and are due upon receipt. A portion of the implementation fee (50% in 2024, 25% in 2025) is credited to the customer's account upon successful and timely integration, which can be applied to future invoices for document processing. This credit is reflected through a credit note issued after full payment of the implementation fee. The Company's primary performance obligation is to set up, configure, test, and roll out the integration of the Company's platform with the customer's LOS, enabling the automatic exchange of documents—a requirement for generating revenue from document processing. Typically, the Company fulfills this obligation within 4–6 weeks of receiving upfront payment.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of contract labor, office expenses, travel, software apps, general business expenses, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

	Total Stock Options	Weighted Average Fair Value
Total Stock Options Outstanding, January 1, 2023	90,900	$0.12
Granted	114,933	$0.12
Exercised	-	-
Forfeited	-	-
Total Stock Options Outstanding, December 31, 2023	205,833	$0.12
Granted	230,168	$0.12
Exercised	-	-
Expired	-	-
Total Stock Options Outstanding, December 31, 2024	436,001	$0.12

	Nonvested Stock Options	Weighted Average Fair Value
Nonvested Shares, January 1, 2023	87,534	$0.12
Granted	114,933	$0.12
Vested	(34,718)	$0.12
Forfeited	-	-
Total Nonvested Shares, December 31, 2023	167,749	$0.12
Granted	230,168	$0.12
Vested	(77,926)	$0.12
Expired	-	-
Total Nonvested Shares, December 31, 2024	319,991	$0.12

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31, 2024 and December 31,2023, the Company entered into note payable agreements with Jonathan Freed, Founder and President, for a total principal amount of $662,000. See Note 5

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

<u>Operating Lease</u>

The Company is required to follow the guidance of Accounting Standards Codification 842 ("ASC 842"), Leases. On September 27, 2022, the Company entered into a lease agreement with Eleven Parkway Center Associates for a 6373-square-foot office building located in Suite 100 on the first floor of the Eleven Parkway Center Office Building in Green Tree, Allegheny County, Pennsylvania. The original term of the lease commenced upon September 27, 2022 and expired on the last day of the sixty-sixth (66th) full calendar month following the commencement date.

	Year Ending 2024-12
Lease expense	
Operating lease expense	98,903
Total	98,903
Other Information	
Operating cash flows from operating leases	93,502
Weighted-average remaining lease term in years for operating leases	3.17
Weighted-average discount rate for operating leases	3.97%
Maturity Analysis	**Operating**
2025-12	95,467
2026-12	116,774
2027-12	119,217
2028-12	20,146
Total undiscounted cash flows	351,604
Less: present value discount	(22,547)
Total lease liabilities	329,057

NOTE 5 – LIABILITIES AND DEBT

Notes Payable – Related Party - In 2024 and 2023, the Company entered into multiple note agreements with Jonathan Freed, Founder and President, totaling a principal amount of $622,000 at an interest rate of 8% per annum. These notes are unsecured and payable on demand. As of December 31, 2024, and 2023, the outstanding balances were $592,000 and $497,000, respectively.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2024			For the Year Ended December 2023		
				Current Portion	Non-Current Portion	Total Debt	Current Portion	Non-Current Portion	Total Debt
Notes Payable – Shareholder	622,000	8%	On Demand	592,000	-	592,000	497,000	-	497,000
Total				592,000	-	592,000	497,000	-	497,000

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of Common Shares with a par value of $0.00001 per share. As of December 31, 2024 and December 31, 2023, 3,001,253 common shares were issued and outstanding.

Voting: The holders of the Common Stock are entitled to one (1) vote for each share of Common Stock.

The Company has authorized 1,268,773 of preferred shares with a par value of $0.00001 per share, in which 511,317 are Series Seed-1 Preferred Stock and 757,456 are Series Seed-2 Preferred Stock. As of December 31, 2024 and December 31, 2023, 511,317 Series See 1 and 757,456 Series Seed 2 preferred shares were issued and outstanding.

Voting: Preferred shareholders shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Dividends: The Corporation shall not declare, pay or set aside dividends on shares of any other class or series of capital stock of the Corporation unless the holders of the Preferred Stock then outstanding shall first receive or simultaneously receive a dividend on each outstanding share of Preferred Stock. As of December 31, 2024 and December 31, 2023, no dividends had been declared.

Conversion: Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Original Issue Price by the Conversion Price in effect at the time of Conversion. The Conversion price applicable to Series Seed-1 Preferred Stock shall initially be equal to $1.4668 and for the Series Seed-2 Preferred Stock shall initially be equal to $1.3202. Such initial Conversion Price and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustments.

Liquidation preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the shares of preferred stock then outstanding are entitled to be paid out of the assets of the Company available for distribution to its stockholders.

Simple Agreements for Future Equity (SAFE)

During the periods ending December 31, 2024 and December 31, 2023, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at an 80% discount. Each agreement is subject to a valuation cap. The valuation cap of the agreements entered were $15M.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through January 30, 2025, the date these financial statements were available to be issued.

The Company converted $145,000 of the notes payable – related party into a SAFE equity investment effective January 1, 2025. Additionally, The Company consolidated its existing notes payable into a single note.

During January 2025, the Company entered into two additional SAFE equity investments agreements totaling $155,000.

CERTIFICATION

    I, Gerald Mark Cunningham , Principal Executive Officer of trAIned Inc., hereby certify that the financial statements of trAIned Inc. included in this Report are true and complete in all material respects.

Gerald Mark Cunningham

CEO